UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-35400

JUST ENERGY GROUP INC.

(Translation of registrant’s name into English)

100 King Street West, Suite 2630

Toronto, Ontario M5X 1E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit No.	Description

99.1	Backstop Commitment Letter, dated July 8, 2020, among Just Energy Group Inc., Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP.

99.2	Support Agreement, dated July 8, 2020, among Just Energy Group Inc., Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Dated: July 13, 2020	By:	/s/ Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary